Exhibit 99.1

May 7, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES COO DEPARTURE

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE American: GPL) (“Great Panther”; or the “Company”) today announces that Ali Soltani will be stepping down from his role as Chief Operating Officer (“COO”) effective May 31, 2018. Mr. Soltani will continue to provide services on a part-time basis until September 30, 2018 as Senior Technical Advisor to Great Panther’s management team.

“On behalf of the board and all the employees of Great Panther, I want to sincerely thank Ali for his dedicated service to the Company as COO and wish him the best in his next chapter”, stated Jim Bannantine, President and CEO. “Ali joined us in 2014, and we have benefited greatly from his leadership, expertise and extensive experience in the mining industry.”

“There is never a perfect time to leave an organization like Great Panther”, stated Mr. Soltani. “However, I believe the team the Company has in place to execute on current operations, develop projects and grow the business is strong, so I can start to transition now with the comfort that the Company has a promising future.”

Most recently, Mr. Soltani served as the lead executive for Great Panther’s Coricancha Project in Peru, building a strong project and operating team and integrating other key Company personnel and technical consultants into the project. The Company remains on track to deliver an updated technical study on Coricancha before the end of the second quarter, and Mr. Soltani will continue to support the project over the following months in his capacity as Senior Technical Advisor.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

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For more information, please contact:

Alex Heath

Director, Investor Relations

Toll Free:    1 888 355 1766

Tel:           +1 604 638 8956

aheath@greatpanther.com
www.greatpanther.com